EXPENSE LIMITATION AGREEMENT

FOR THOMAS WHITE INTERNATIONAL FUND

THIS AGREEMENT, effective as of March 1, 2010 is made and entered into by and between Lord Asset Management Trust, a Delaware statutory trust (the “Trust”), on behalf of its series the Thomas White International Fund (the “Fund”), and Thomas White International, Ltd. (the “Adviser”).

WHEREAS, the Adviser has been appointed the investment adviser of the Fund pursuant to an Investment Advisory Agreement between the Trust , on behalf of the Fund, and the Adviser (the “Advisory Agreement”); and

WHEREAS, the Trust and the Adviser desire to enter into the arrangements described herein relating to certain expenses of the Fund;

NOW, THEREFORE, the Trust and the Adviser hereby agree as follows:

1.

Until February 28, 2011, the Adviser agrees, subject to Section 2 hereof, to limit its fee and/or reimburse other expenses of the Fund to the extent necessary to limit the operating expenses of the Fund to 1.40% (as a percentage of the average daily net assets of the Fund).

2.

The Fund agrees to pay or repay to the Adviser the amount of fees (including any amounts foregone through limitation or reimbursed pursuant to Section 1 hereof) that, but for Section 1 hereof, would have been payable by the Fund to the Adviser pursuant to the Investment Advisory Agreement (the “Deferred Fees”). Such repayment shall be made monthly, but only to the extent that the operating expenses of the Fund (exclusive of interest, taxes, brokerage commissions, acquired fund fees and expenses, litigation, indemnification or any extraordinary expenses (as determined under generally accepted accounting principals) not incurred in the ordinary course of the Fund’s business), without regard to such repayment, are at an annual rate (as a percentage of the average daily net assets of the Fund) below the limit set in Section 1. The amount of Deferred Fees paid by the Fund in any month shall be limited so that the sum of (a) the amount of such payment and (b) the other operating expenses of the Fund (exclusive of interest, taxes, brokerage commissions, acquired fund fees and expenses, litigation, indemnification or any extraordinary expenses (as determined under generally accepted accounting principals) not incurred in the ordinary course of the Fund’s business) do not exceed the limit set by Section 1. Deferred Fees with respect to any fiscal year of the Fund shall not be payable by the Fund to the extent that the amounts payable by the Fund pursuant to the foregoing provisions of this Section 2 during the period ending three years after the end of such fiscal year are not sufficient to pay such Deferred Fees.

3.

This Agreement shall become effective on the date above written and shall have an initial term of one year. Thereafter, this Agreement shall automatically renew for one-year terms unless the Board of Trustees provides written notice to the Adviser of the termination of this Agreement, which notice shall be received by the Adviser at least 30 days prior to the end of the then-current term. In addition, this Agreement will terminate automatically in the event of the termination of the Investment Advisory Agreement between TWI and the Trust on behalf of the Fund. This Agreement may be assigned by either party upon written approval.

4.

It is expressly agreed that the obligations of the Trust hereunder shall not be binding upon any of the Trustees, shareholders, nominees, officers, agents or employees of the Trust personally, but shall bind only the trust property of the Trust relating to the Fund. This Agreement has been signed and delivered by an officer of the Trust, acting as such, and such execution and delivery by such officer shall not be deemed to have been made by any Trustee or officer individually or to impose any liability on any of them personally, but shall bind only the trust property of the Trust relating to the Fund, as provided in the Trust’s Trust Instrument dated February 9, 1994, as amended from time to time.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

LORD ASSET MANAGEMENT TRUST	THOMAS WHITE INTERNATIONAL, LTD.

on behalf of its series, the Thomas White International Fund

By:	By:

Name:	Name:

Title:	Title: